Exhibit F

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use in this Post-effective Amendment No. 1 to Registration Statement on Schedule B of our report dated March 9, 2015 relating to the separate financial statements of the Export Import Bank of Korea as of and for the years ended December 31, 2014 and 2013 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the former Korean Standards on Auditing, known as auditing standards generally accepted in Korea) appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Financial Statements and the Auditors” and “Experts” in such Prospectus.

/s/ Deloitte Anjin LLC
Deloitte Anjin LLC

Seoul, Korea

June 5, 2015